STRICTLY CONFIDENTIAL
COMPANY RESOLUTION

Links Golf Cafe LLC
1846 E. Innovation Park Dr., STE 100,
Oro Valley, AZ, 85755

Date: 7th January 2023

Resolution to Amend Company Year end to 31st October

During our meeting today Thomas Matzen suggested the change to the year end.

This was approved by unanimous vote by the present members who have a voting majority.

As such, the motion is passed and we resolve to amend the company year end to 31st October.

Thomas Matzen will make sure to file the appropriate regulatory notifications.

Approved:

Thomas Matzen

Thomas Matzen

S. Hedley
Simon Hedley (Mar 23, 2023 15:38 GMT)

Simon Hedley

Links Golf Cafe - Year End Resolution

Final Audit Report 2023-03-23

Created:	2023-03-23
By:	Tom Matzen (tom@linksgolfcafe.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAXlrgaTWEL5s_yJm9eJ7xgQnRd4dNApGT

"Links Golf Cafe - Year End Resolution" History

Document created by Tom Matzen (tom@linksgolfcafe.com)
2023-03-23 - 3:37:03 PM GMT

Document emailed to simon@linksgolfcafe.com for signature
2023-03-23 - 3:37:30 PM GMT

Email viewed by simon@linksgolfcafe.com
2023-03-23 - 3:37:40 PM GMT

Signer simon@linksgolfcafe.com entered name at signing as Simon Hedley
2023-03-23 - 3:38:11 PM GMT

Document e-signed by Simon Hedley (simon@linksgolfcafe.com)
Signature Date: 2023-03-23 - 3:38:13 PM GMT - Time Source: server

Document emailed to Tom Matzen (tom@linksgolfcafe.com) for signature
2023-03-23 - 3:38:14 PM GMT

Email viewed by Tom Matzen (tom@linksgolfcafe.com)
2023-03-23 - 3:44:33 PM GMT

Document e-signed by Tom Matzen (tom@linksgolfcafe.com)
Signature Date: 2023-03-23 - 3:44:40 PM GMT - Time Source: server

Agreement completed.
2023-03-23 - 3:44:40 PM GMT